SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

89bio, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

282559103

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282559103

1.	Names of Reporting Persons RA Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,254,298

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,254,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,254,298

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 282559103

1.	Names of Reporting Persons. Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,254,298

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,254,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,254,298

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 282559103

1.	Names of Reporting Persons. Rajeev Shah

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,254,298

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,254,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,254,298

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 282559103

1.	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,840,034

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,840,034

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,840,034

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 9 (this “Amendment No. 9” or this “13D/A”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2019, and amended on July 10, 2020, September 21, 2020, June 2, 2021, July 6, 2022, October 21, 2022, March 30, 2023, August 11, 2023 and December 13, 2023 (as amended, the “Statement”), filed by RA Capital Management, L.P., Dr. Kolchinsky, Mr. Shah, and RA Capital Healthcare Fund, L.P. with respect to the common stock, par value $0.001 per share (the “Common Stock”), of 89bio, Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 9 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 2.	Identity and Background

Item 2 of the Statement is amended and restated in its entirety to read as follows:

(a)	This Amendment No. 9 is being filed on behalf of RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”), who are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons to file this 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Act”), is attached hereto as Exhibit 1.

The Reporting Persons’ ownership of the Issuer’s securities includes (i) 12,431,584 shares of Common Stock held directly by the Fund; (ii) 335,364 shares of Common Stock held directly by RA Capital Nexus Fund, L.P. (the “Nexus Fund”); (iii) a total of 78,205 vested stock options (right to buy), and 695 stock options (right to buy) which shall vest within 60 days of this filing held by Derek DiRocco for the benefit of RA Capital; (iv) a total of 2,816,900 warrants (“Warrants”), with each Warrant exercisable for one-half a share of Common Stock, through which the Fund has a right to acquire 1,408,450 shares of Common Stock subject to the Warrant Beneficial Ownership Blocker as defined below; and (v) a total of 1,081,081 pre-funded warrants (“PFWs”), through which the Fund has the right to acquire 1,081,081 shares of Common Stock subject to the PFW Beneficial Ownership Blocker as defined below. The Warrants contain a provision (the “Warrant Beneficial Ownership Blocker”) which precludes exercise of the Warrants and/or PFWs to the extent that, following the exercise, the Reporting Persons, together with their affiliates and other attribution parties, would beneficially own more than 19.99% of the Issuer’s outstanding Common Stock. The PFWs contain a provision (the “PFW Beneficial Ownership Blocker”) which precludes exercise of the PFWs to the extent that, following the exercise, the Reporting Persons, together with their affiliates and other attribution parties, would beneficially own more than 9.99% of the Issuer’s outstanding Common Stock. By virtue of the PFW Beneficial Ownerhsip Blocker, the PFWs are currently not exercisable.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Nexus Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund or the Nexus Fund. The Fund and the Nexus Fund have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s and the Nexus Fund’s portfolio, including the shares of the Issuer’s Common Stock reported herein. Because the Fund and the Nexus Fund have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, the Fund and the Nexus Fund disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)	The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)	The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Nexus Fund. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover pages.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

On March 4, 2024, the Fund purchased 1,350,000 shares of Common Stock in an at-the-market offering by the Issuer (the “ATM Offering”) at a price of $15.3498 per share, for total consideration of $20.7 million. The purchase was for cash and was funded by the working capital of the Fund.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is based on the sum of (i) 93,501,210 outstanding shares of Common Stock, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2024; (ii) 1,350,000 shares of Common Stock issued to the Reporting Persons by the Issuer pursuant to the ATM Offering; (iii) 1,408,450 shares of Common Stock issuable upon exercise of Warrants; and (iv) 78,900 shares of Common Stock issuable upon exercise of stock options, as applicable.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A and Item 2 above is incorporated by reference.

(c)	Schedule A sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any Reporting Person and is incorporated herein by reference.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this 13D/A.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by the following:

Exhibit 1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2024

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager

SCHEDULE A

Transaction	Purchaser	Date	No. Shares	Price
Vest Stock Option (Right to Buy)	RA Capital	01/15/2024	347	(1)
Vest Stock Option (Right to Buy)	RA Capital	02/09/2024	27,400	(2)
Vest Stock Option (Right to Buy)	RA Capital	02/15/2024	347	(1)
Purchase Common Stock	Fund	03/04/2024	1,350,000	$15.3498
Vest Stock Option (Right to Buy)	RA Capital	03/15/2024	347	(1)*
Vest Stock Option (Right to Buy)	RA Capital	04/15/2024	347	(1)*

(1)	This option represents a right to purchase a total of 12,500 shares of the Issuer's Common Stock, one third of which vested on April 15, 2022, with the remaining two thirds vesting in equal monthly installments over the following two years, subject to Dr. DiRocco’s continued service to the Issuer through each vesting date.

(2)	This option represents a right to purchase a total of 27,400 shares of the Issuer's Common Stock, which vested in full on February 9, 2024.

* Represents future vesting options within 60 days from the filing date of this 13D/A.

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of March 6, 2024, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.001 per share of 89bio, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager